4 1 NASD 0001182812 se$c5xbv Officer Internet Security Systems, Inc. 0001053148 58-
2362189 04/30/03 4 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM 4 STATEMENT OF CHANGES IN BENEFICIAL
OWNERSHIP [ ] Check this box if no longer subject to Section 16. Form
4 or Form 5
obligations may continue. 1. Name and Address of Reporting Person(s)
Bowen, Sean A 6303
Barfield Rd Atlanta, GA 30328 2. Issuer Name and Ticker or Trading Symbol Internet Security
Systems, Inc. (ISSX) 3. I.R.S. Identification Number of Reporting Person,
if an entity
(Voluntary) 4. Statement for Month/Year 04/03 5. If Amendment, Date of
Original
(Month/Year) 6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [ ]
Director [ ] 10% Owner [X] Officer (give title below) [ ] Other
(specify below) VP, Contracts
Administration and General Counsel 7. Individual or Joint/Group Filing
(Check Applicable Line)
[X] Form filed by One Reporting Person [ ] Form filed by More than One Reporting Person
Table II (PART 2) Derivative Securities Acquired, Disposed of, or
Beneficially Owned
(Columns 1,3 and 7 through 11) 1)Title of Derivative
3)Trans- 7)Title and Amount 8)Price 9)Number of 10) 11)Nature of
Security action of
Underlying of Deri- Derivative Indirect Date Securities vative
Securities D Beneficial Amount or
Security Beneficially or Ownership Number of Owned at I -
Title Shares End of Month
Non-Qualified Stock Option 04/02/03 Common Stock 22,500
22,500 D Direct (right to buy) (1) Explanation of Responses:(1)
Vesting is as follows: One
Year 25% on vest date 6.625% Quarterly thereafter On Change of control up to two years of
unvested opt ions accelerate under certain circumstances.
Table I Non-Derivative Securities Acquired, Disposed of, or
Beneficially Owned 1)Title of Security 2)Trans- 3.Trans-
4.Securities Acquired(A)
5)Amount of 6) 7)Nature of action action or Disposed of (D)
Securities Indirect Date Code A
Beneficially D Beneficial (Month/ or Owned at or Ownership Day/Year)
Code V Amount D
Price End of Month I
Table II (PART 1) Derivative Securities Acquired, Disposed of,
or Beneficially Owned
(Columns 1 through 6)
1)Title of Derivative 2)Conversion
3)Trans- 4)Trans- 5)Number of Derivative 6)Date Exercisable and
Security or Exercise action
action Securities Acquired (A) Expiration Date Price of Date Code or
Disposed of (D)
Derivative Security Code V A D Exercisable Expiration
Non-Qualified Stock Option $10.5100 04/02/03 (1) A 22,500 04/02/04
04/01/13 (right to
buy)
SIGNATURE OF REPORTING PERSON /S/ By: Rich Macchia P-O-A For: Sean Bowen
DATE 04/02/03